SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

Forward Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the nine-month period ended September 30, 2004 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2003 and the accompanying notes, which are included in our annual report on Form 20-F, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the nine-month period ended September 30, 2004 and September 30, 2003 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As a subsidiary of Petrobras, we also prepare our financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  financial income derived from financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. In years prior to 2003, financial income from sales to Petrobras was calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we incurred in connection with these sales. In January 2003, the interest component of this formula was modified from a formula based on LIBOR to a formula based on a rate which more fully passes on our average costs of capital to Petrobras. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the nine-month period ended September 30, 2004 compared to the nine-month period ended September 30, 2003.

Net Income (Loss)

We had a net loss of U.S.$58.3 million in the first nine months of 2004, as compared to a net income of U.S.$7.4 million in the first nine months of 2003. Our net loss in 2004 was principally due to the loss on extinguishment of U.S.$64.2 million of debt.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 75.7% from U.S.$5,454.0 million in the first nine months of 2003 to U.S.$9,580.2 million in the first nine months of 2004. The increase was primarily due to (1) a 22.5% increase in the volume of sales of crude oil and oil products to Petrobras, (2) an increase in exports of crude oil and oil products, principally to PETROBRAS AMERICA INC. – PAI (“PAI”), as a result of our new role as an intermediary for Petrobras’ exports that we assumed from another Petrobras affiliate beginning January 1, 2004, which increased sales volumes of crude oil and oil products by approximately 19.1% in the first nine months of 2004, (3) a 26.6% increase in the average price of Brent crude oil from U.S.$28.65 per barrel during the first nine months of 2003 to U.S.$36.28 per barrel during the first nine months of 2004 and (4) an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.

Cost of Sales

Cost of sales increased 75.4% from U.S.$5,408.8 million in the first nine months of 2003 to U.S.$9,488.3 million in the first nine months of 2004. The increase was primarily due to a 22.5% increase in the volume of sales of crude oil and oil products to Petrobras, additional sales linked to our new export activities, principally to PAI, a 26.6% increase in the average price of Brent crude oil from U.S.$28.65 per barrel during the first nine months of 2003 to U.S.$36.28 per barrel during the first nine months of 2004, as well as an increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$7.5 million in the first nine months of 2003 to U.S.$46.5 million in the first nine months of 2004, of which U.S.$44.2 million consisted of shipping expenses. In July 2003, Petrobras’ management decided to assign to us the responsibility for payment of shipping expenses previously paid by Petrobras. We expect shipping costs to figure permanently as part of our selling, general and administrative expenses.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketplace securities and other financial instruments. Our financial income increased 40.8% from U.S.$317.2 million in the first nine months of 2003 to U.S.$446.7 million in the first nine months of 2004, primarily due to an increase in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras, an increase in interest income from short-term investments, and an increase in the interest component of the formula by which Petrobras reimburses us for our financing costs.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 58.2% from U.S.$347.6 million in the nine months of 2003 to U.S.$550.0 million in the first nine months of 2004, primarily due to interest expenses associated with our issuances of notes in the international capital markets beginning in March 2003. Additionally, in the first nine months of 2004, we registered an expense in the amount of U.S.$64.2 million representing the difference between the face value and the market value of the repurchase of some of our outstanding securities.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At September 30, 2004, we had cash and cash equivalents of U.S.$2,265.6 million, as compared to U.S.$1,262.0 million at December 31, 2003. This increase in cash was primarily a result of an increase in long-term loans received from Petrobras, the proceeds of which were partially used to invest in an exclusive fund. At September 30, 2004, we had U.S.$2,007.7 million invested in the fund, of which U.S.$1,700.0 million related to non-registered securities of a special purpose company consolidated by Petrobras, in accordance with FIN 46, in which the fund increased its interest in August 2004. This cash was sourced through the long-term notes payable executed with Petrobras. Our operating activities used net cash of U.S.$1,555.2 million in the first nine months of 2004, as compared to using net cash of U.S.$651.2 million in the first nine months of 2003. Our investing activities used net cash of U.S.$140.5 million in the first nine months of 2004, as compared to using net cash of U.S.$146.9 million in the first nine months of 2003. Our financing activities provided net cash of U.S.$2,699.2 million in the first nine months of 2004, as compared to providing net cash of U.S.$1,058.0 million in the first nine months of 2003.

Accounts Receivable

Accounts receivable from related parties increased 48.5% from U.S.$5,064.5 million at December 31, 2003 to U.S.$7,521.2 million at September 30, 2004, as a result of an increase of sales of oil and oil products to Petrobras.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit, commercial paper and loans payable. At September 30, 2004, we had access to short-term capital through U.S.$509.1 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$274.6 million in guarantees at December 31, 2003. At September 30, 2004 we had accessed U.S.$391.5 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$1,015.3 million accessed at December 31, 2003. The weighted average annual interest rate on these short-term borrowings was 4.3% at September 30, 2004, as compared to 3.9% at December 31, 2003. At September 30, 2004 and December 31, 2003, we had fully utilized all available lines of credit for purchase of imports.

We renewed our commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance our working capital requirements. Our commercial paper program is rated A1+ by Standard & Poor’s and P-1 by Moody’s and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At September 30, 2004 and December 31, 2003, we had no commercial paper notes outstanding.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, decreased from U.S.$2,442.8 million at December 31, 2003 to U.S.$2,077.2 million at September 30, 2004, primarily as a result of the conversion of short-term loans to long-term loans.

Our Long-Term Borrowings

During the third quarter of 2004, we contracted U.S.$2,974.0 million in long-term loans from Petrobras due 2010, with interest rates ranging from 4.8% to 5.1%. The transaction extended the financial terms respective to certain short-term Notes payable creating liquidity for us and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

At September 30, 2004, we had outstanding U.S.$601.8 million in long-term lines of credit due between 2005 and 2007, as compared to U.S.$377.5 million at December 31, 2003. We also had outstanding:

  U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

  U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

  U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$146.0 million of these Notes.

  U. S.$2,126.5 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

  U.S.$1,298.7 million (U.S.$126.7 million current portion) in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$300 million has been reduced from the “long-term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

An investment fund, in which we have a stake, carries out the repurchases of our securities, among other investments. These repurchased securities were reclassified as financings, thus reducing our long term financing balance by U.S.$146.0 million at September 30, 2004. In the first nine months of 2004, an expense was registered in the amount of U.S.$64.2 million representing the difference between the face value and the market value of the repurchased securities.

The following table shows the sources of our current and long-term debt at September 30, 2004 and December 31, 2003:

CURRENT AND LONG-TERM DEBT

	September 30, 2004		December 31, 2003

	(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$391.5	U.S.$601.8	U.S.$1,015.3	U.S.$377.5
Senior notes	38.5	1,550.0	53.6	1,550.0
Global Step-up Notes		400.0	9.0	400.0
Global Notes	46.9	2,126.5	4.4	1,506.5
Sale of rights to future receivables	135.2	1,598.7	61.8	1,706.9
Senior exchangeable notes	7.7	329.9	3.8	338.4
Repurchased securities	—	(146.0)	—	(54.0)
Assets related to export prepayment to be offset against sales of rights to future receivables	—	(300.0)	—	—

	U.S.$619.8	U.S.$6,160.9	U.S.$1,147.9	U.S.$5,825.3

The following table shows the sources of our capital markets debt outstanding at September 30, 2004:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount (in millions of U.S. dollars)

9.125% Senior Notes due 2007(2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007(3)	330
9.875% Senior Notes due 2008(2)	450
6.750% Senior Trust Certificates due 2010(4)	95
Floating Rate Senior Trust Certificates due 2010(4)	55
9.750% Senior Notes due 2011(2)	600
6.600% Senior Trust Certificates due 2011(4)	300
Floating Rate Senior Trust Certificates due 2013(4)	300
3.748% Senior Trust Certificates due 2013(4)	195
6.436% Senior Trust Certificates due 2015(4)	480
Global Step-up Notes due 2008(5)	400
9.125% Global Notes due 2013(2)	750
8.375% Global Notes due 2018(2)	750
7.750% Global Notes due 2014(2)	600

Total	U.S.$5,805

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)

Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from U.S.$338.4 million to U.S.$329.9 million due to unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc S.A.

(4)	Issued in connection with Petrobras’ exports prepayment program.
(5)

The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$146.0 million.

Off Balance Sheet Arrangements

At September 30, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

September 30, 2004 and 2003 together with Report
of Independent Registered Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS
September 30, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of
PETROBRAS INTERNATIONAL FINANCE COMPANY

We have reviewed the condensed consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and subsidiaries as of September 30, 2004 and the related condensed consolidated statements of income, cash flows and changes in stockholder's equity for the nine-month periods ended September 30, 2004 and 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and subsidiaries as of December 31, 2003, and the related consolidated statements of income and cash flows for the year then ended not presented herein, and in our report dated February 13, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
November 10, 2004

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	September30,	December 31,
Assets	2004	2003

	(Unaudited)
Current assets
Cash and cash equivalents	2,265,611	1,262,039
Marketable securities	10,839	17,960
Accounts receivable
Related parties	7,521,198	5,064,472
Trade	317,524	109,415
Notes receivable – related parties	1,576,826	1,388,004
Inventories	14,760	6,443
Export prepayments – related party	143,524	72,482
Restricted deposits for guarantees and others	89,314	81,976

	11,939,596	8,002,791

Property and equipment	134	41

Other assets
Notes receivable - related parties	338,416	338,416
Assets related to export prepayments	-	300,000
Export prepayment – related party	1,298,705	1,406,850
Restricted deposits for guarantees and prepaid expenses	150,996	148,510

	1,788,117	2,193,776

Total assets	13,727,847	10,196,608

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	September 30,	December 31,
Liabilities and stockholder’s equity	2004	2003

	(Unaudited)
Current liabilities
Trade accounts payable
Related parties	637,157	270,950
Other	1,076,117	349,029
Notes payable - related parties	2,077,227	2,442,778
Short-term financing	269,162	852,390
Current portion of long term debt	256,453	224,002
Accrued interest	94,151	71,494
Unearned income - related parties	136,096	61,866
Other current liabilities	10,033	3,922

	4,556,396	4,276,431

Long-term liabilities
Long-term debt	6,160,944	5,825,336
Notes payable - related parties	2,974,015

	9,134,959	5,825,336

Stockholder’s equity
Shares authorized and issued
Common stock - 2004 and 2003 - 50,000 shares, par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(137,484)	(79,135)

	36,492	94,841

Total liabilities and stockholder’s equity	13,727,847	10,196,608

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars)
(Unaudited)

Nine-month Period ended
September 30,

	2004	2003

Sales of crude oil and oil products and services	9,580,221	5,453,967

	9,580,221	5,453,967

Cost of sales	(9,488,319)	(5,408,764)
Selling, general and administrative expense	(46,472)	(7,491)

Total costs and expenses	(9,534,791)	(5,416,255)

Financial income	446,739	317,225

Financial expense	(549,993)	(347,582)

Other expenses, net	(525)	-

Net (loss) income for the period	(58,349)	7,355

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of U.S. dollars)
(Unaudited)

	September 30,	September 30,
	2004	2003

Common stock	50	50

Additional paid in capital
Balance at January 1	173,926	120,000
Capital contribution from PETROBRAS related to transfer of PNBV	-	53,926

Balance at end of period	173,926	173,926

Accumulated deficit
Balance at January 1	(79,135)	(76,124)
Net (loss) income for the period	(58,349)	7,355

Balance at end of period	(137,484)	(68,769)

Total stockholder’s equity	36,492	105,207

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

Nine-month Period ended
September 30,

	2004	2003

Cash flows from operating activities
Net (loss) income for the period	(58,349)	7,355
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization	4,373	5,941
Decrease (increase) in assets
Accounts receivable
Related parties	(2,456,726)	253,401
Other	(208,109)	(57,869)
Export prepayment - related parties	36,550	(750,000)
Other assets	(67,010)	(221,705)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	366,207	(7,946)
Other	727,088	99,248
Other liabilities	100,791	20,403

	(1,555,185)	(651,172)
Net cash used in operating activities
Cash flows from investing activities
Cash rendered in connection with transfer of subsidiary to PETROBRAS	-	(743)
Cash acquired in connection with transfer of subsidiary from BRASOIL	-	2,988
Issuance of notes receivable – related parties	(1,495,539)	(1,086,050)
Principal collections of notes – related parties	1,348,036	866,704
Marketable securities, net	7,121	70,232
Property and equipment	(108)	(26)

Net cash used in investing activities	(140,490)	(146,895)

Cash flows from financing activities
Short-term debt, net issuance and repayments	(583,228)	615,250
Proceeds from issuance of long-term debt	976,887	2,018,239
Principal payments of long - term debt	(296,608)	(184,050)
Proceeds from short term loans – related parties	5,417,795	8,193,968
Proceeds from long term loans – related parties	2,974,015	-
Principal payments of short term loans – related parties	(5,789,614)	(9,600,168)
Capital Contribution	-	14,791

Net cash provided by financing activities	2,699,247	1,058,030
Increase in cash and cash equivalents	1,003,572	259,963
Cash and cash equivalents at beginning of period	1,262,039	260,629

Cash and cash equivalents at end of period	2,265,611	520,592

Non cash investing and financing activities
Cancellation of Senior Exchangeable Notes issued in exchange of PETROBRAS loan	8,476	-
Book value of net assets exchanged for inter-company loan	-	6,361
Capital increase from recognized gain with transfer of PNBV	-	39,135
Receipt of Junior Trust Certificates in exchange of future receivables	-	150,000

The accompanying notes are an integral part of these financial statements

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)

1. The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS strategy.

On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring at PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASOIL to PIFCo.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED - PFL, based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, principally to designated customers, in order to generate receivables to cover the sale of future receivables debt.

In May 2003, PIFCo, upon receiving approval from the Board of Directors, contributed an additional US$ 15,000 of capital, bringing PFL’s total capital to US$ 30,000 divided into 30,000,000 quotas of US$ 1.00 each.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

1. The Company and its Operations--Continued

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LTD. - PEL, based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED - BEAR, based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

2. Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003 and the notes thereto.

The financial statements as of September 30, 2004 and for the nine-month period ended September 30, 2004 and 2003, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such financial information. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

2. Basis of Financial Statement Presentation--Continued

(a) Foreign currency transactions

The Company’s functional currency is the U.S. Dollar. All monetary assets and liabilities denominated in a currency other than the US dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

(b) Financial instruments

The changes in market value of derivative instruments that do not quality for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period.

The Company holds a derivative instrument that serves as an economic hedge respective to future sales of oil products receivables under the structured finance export prepayment program, the intent of which is to assure a minimum floor price of approximately US$14/barrel sufficient to comply with financial obligations.

(c) Reclassification

Certain immaterial reclassifications have been completed respective to prior period financial statements to conform to presentation standards adopted at September 30, 2004.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

3. Cash and Cash Equivalents

At September 30, 2004, the Company had US$ 2,007,680 invested in an exclusive fund. Of this amount, US$ 1,700,000 relates to non-registered securities of a special purpose company consolidated by Petrobras, in accordance with FIN 46, in which the fund increased its interest in August 2004.

4. Financing

	September 30, 2004		December 31, 2003

	Current	Long-term	Current	Long-term

Financing institutions	391,535	601,800	1,015,346	377,550
Senior notes	38,499	1,550,000	53,612	1,550,000
Senior exchangeable notes	7,662	329,940	3,840	338,416
Global Step-up Notes (ii)	-	400,000	8,951	400,000
Global Notes (v, vi and vii)	46,844	2,126,478	4,373	1,506,524
Sale of rights to future receivables (iii and iv)	135,226	1,598,705	61,764	1,706,850
Assets related to export prepayment to be offset
against sales of rights to future receivables (iv)	-	(300,000)	-	-
Repurchased securities (i)	-	(145,979)	-	(54,004)

	619,766	6,160,944	1,147,886	5,825,336

Financing	269,162	6,160,944	852,390	5,825,336
Current portion of long term debt	256,453	-	224,002	-
Accrued interest	94,151	-	71,494	-

	619,766	6,160,944	1,147,886	5,825,336

(i)

At September 30, 2004 and December 31, 2003, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 145,979 and US$ 54,004, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of cash and cash equivalents and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. In the first nine months of 2004, PIFCo recognized losses on extinguishment of debt of US$ 64,191 and premiums on reissuances of US$ 31,887.

(ii)

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

4. Financing--Continued

(iii)

In May 2003, the PF Export Trust issued to the Company additional US$ 750,000 in Senior Trust Certificates and US$ 150,000 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550,000 bearing annual interest of 6.436% and due June 2015 and Series 2003-B of US$ 200,000 bearing annual interest due of 3.748% due in June 2013. The Junior Trust Certificates are intended to compensate any losses PF Export should incur on the value of exports transferred by PFL and are held in the portfolio of PFL (presented in the balance sheet under non-current assets – assets related to export prepayment). These two new issuances complement the initial structured finance export prepayment program commenced in December 2001.

The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Junior and Senior Trust Certificates, as described above. The Senior Trust Certificates together with the interest on the Junior Trust Certificates, is due as follows:

Series 2001: • Principal: Quarterly, beginning March 1, 2005 • Interest: Quarterly, beginning March 1, 2002

Series 2003-A: • Principal and interest: Quarterly, beginning September 1, 2003

Series 2003-B: • Principal: Quarterly, beginning September 1, 2004 • Interest: Quarterly, beginning September 1, 2003

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

4. Financing--Continued

(iv)

In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$ 300,000 has been reduced from the “long term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item titled “assets related to export prepayments”.

(v)

On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, the Company issued an additional US$ 250,000 in Global Notes, which form a single fungible series with the US$ 500,000 Global Notes due July 2013. The Company used the proceeds from these issuance principally to repay trade-related debt and inter-company loans.

(vi)

On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750,000 due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(vii)

On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$ 600,000 due September 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

4. Financing--Continued

Long-term maturities:

September 30,
2004

2005	39,143
2006	390,069
2007	1,100,799
2008	876,861
2009	403,218
2010	181,258
Thereafter	3,169,596

6,160,944

5. Commitments and Contingencies

(a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 262,555 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

6. Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	DOWNSTREAM PARTICIPAÇÕES S.A. AND ITS SUBSIDIARIES	PETROBRAS INTERNATIONAL BRASPETRO - PIB B.V. AND ITS SUBSIDIARIES	BRASPETRO OIL SERVICES - BRASOIL AND ITS SUBSIDIARIES	BRASPETRO OIL COMPANY BOC	COMPANHIA PETROLIFERA MARLIM	Others
								September 30,	December 31,

								2004	2003

Current assets
Accounts receivable
principally related to sales (i)	6,744,308	339,732	433,281	-	-	-	3,877	7,521,198	5,064,472
Notes receivable	-	-	963,658	372,631	240,537	-	-	1,576,826	1,388,004
Export prepayments	133,524	-	10,000	-	-	-	-	143,524	72,482
Marketable securities	3,430	-	-	-	-	7,409	-	10,839	17,960

Other assets
Notes receivable	-	-	338,416	-	-	-	-	338,416	338,416
Export prepayment	1,298,705	-	-	-	-	-	-	1,298,705	1,406,850

Current liabilities
Trade accounts payable	563,209	7	49,481	24,460	-	-	-	637,157	270,950
Notes payable (ii)	2,036,918	-	40,309	-	-	-	-	2,077,227	2,442,778
Unearned income	136,096	-	-	-	-	-	-	136,096	61,886

Long - term liabilities – Notes payable (iii)	2,974,015	-	-	-	-	-	-	2,974,015	-

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

6. Related Parties -- Continued

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	DOWNSTREAM PARTICIPAÇÕES S.A. AND ITS SUBSIDIARIES	PETROBRAS INTERNATIONAL BRASPETRO - PIB B.V. AND ITS SUBSIDIARIES	BRASPETRO OIL SERVICES - BRASOIL AND ITS SUBSIDIARIES	BRASPETRO OIL COMPANY BOC	COMPANHIA PETROLIFERA MARLIM	Others
								For nine months ended
								September 30, 2004	September 30, 2003

Statement of operations
Sales of crude oil and oil products	4,732,914	705,508	2,350,625	-	-	-	3,489	7,792,536	4,344,490
Cost of sales and services	(2,747,555)	(51,405)	(512,287)	(311,369)	-	-	-	(3,622,616)	(2,382,046)
Selling, general and administrative expense	(45,718)	-	-	-	-	-	-	(45,718)	(6,327)
Financial income	319,228	6,829	41,228	10,920	7,912	1,114	664	387,895	291,847
Financial expenses	(101,465)	-	(309)	(38)	-	-	-	(101,812)	(93,012)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 270 days.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on a 90 and 180 day basis.

(iii)

Long Term Liabilities - Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.8% to 5.1%. The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)

7. Capital Increase

In connection with the transfer of PNBV, the Company recognized US$ 53,926 as a capital contribution from PETROBRAS. From that amount, US$ 39,135 refers to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.